

Mail Stop 4720

March 13, 2018

Kenneth A. Lewis
Chief Financial Officer
Franklin Resources, Inc.
One Franklin Parkway
San Mateo, California 94403

      Re: Franklin Resources, Inc.
             Form 10-K for the Fiscal Year Ended September 30, 2017
             Filed November 13, 2017
             File No. 001-09318

Dear Mr. Lewis:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           /s/ Hugh West

           Hugh West
           Accounting Branch Chief
           Office of Financial Services